Exhibit 6

[FORM OF NOMINATION AGREEMENT]

June     , 2009

Dear                                 :

This letter agreement (this “Agreement”) is with reference to your agreement to be nominated by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), in connection with a potential proxy solicitation (the “Proxy Solicitation”) by SAVF and Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), and any newly-formed parallel fund (together with SAVF, SAVF II and SAVF III, the “Shamrock Activist Value Fund”), to elect a slate of SAVF director nominees (each, a “SAVF Nominee”) to the Board of Directors (the “Board”) of Texas Industries, Inc., a Delaware corporation (“TXI”) at the 2009 Annual Meeting of TXI Stockholders (together with any adjournments, postponements or stockholder meetings held in lieu thereof, the “2009 Annual Meeting”). SAVF currently intends to nominate you and two other persons as the SAVF Nominees for election to the Board at the 2009 Annual Meeting, and currently plans to solicit proxies from TXI’s stockholders to elect you and each other SAVF Nominee to the Board. By executing this letter agreement, you agree that if nominated as a SAVF Nominee you will fully and actively participate in the Proxy Solicitation, and you will devote the time and energy reasonably required to conduct an effective campaign for the election of you and the other SAVF Nominees to the Board.

1.	Responsibilities of Nominee.

(a)	By signing this letter agreement and the attached consent, you agree, among other things:

(i)         To be named as a SAVF Nominee in any Proxy Solicitation materials or other Securities and Exchange Commission (“SEC”) filings that may be prepared by the Shamrock Activist Value Fund in connection with your nomination as a SAVF Nominee or the Proxy Solicitation (collectively, the “Proxy Materials”);

(ii)         To provide true and complete information concerning (A) your background, experience, abilities, professional qualifications and integrity as may be requested from time to time by the Shamrock Activist Value Fund or (B) such other matters as are required or customary to be disclosed regarding you, your nomination as a SAVF Nominee or the Proxy Solicitation under TXI’s bylaws (the “Bylaws”), pursuant to the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder;

(iii)      To not omit any information that may be material to an understanding of your background, experience, abilities, professional qualifications and integrity or in order to make any information you may provide the Shamrock Activist Value Fund not misleading in the context in which it is provided;

(iv)      To provide true and complete information in the questionnaire required to be completed by all director nominees under Section 11 of the Bylaws and to accurately and fully complete and sign the written representation and agreement required to be completed and signed by all director nominees under Section 11 of the Bylaws (together, the “Section 11 Documents”);

(v)      That your agreement to be a SAVF Nominee, and any information regarding you or your nomination that is included in the Section 11 Documents or that you provide to the Shamrock Activist Value Fund pursuant to this Agreement, may be disclosed by the Shamrock Activist Value Fund in its Proxy Solicitation materials, SEC filings or otherwise; and

(vi)      If elected, you will serve as a director of TXI, and in that capacity you will (A) act in the best interests of TXI and its stockholders, (B) exercise your independent judgment and act in good faith, and (C) duly consider all matters that come before the Board, in each case, consistent with your fiduciary duties as a director; and

(vii)      If requested by the Shamrock Activist Value Fund, and upon reasonable notice, you agree to attend and participate in meetings with stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons the Shamrock Activist Value Fund from time to time may specify as appropriate to furthering the Proxy Solicitation and the election of the SAVF Nominees.

You represent that any information that you supply to the Shamrock Activist Value Fund, or include in the Section 11 Documents, or provide in response to any follow-up questions from the Shamrock Activist Value Fund or to update or supplement information you previously may have provided (together, the “Nominee Information”) will be true and complete when provided and will not omit any information that may be material to understanding your background, experience, abilities, professional qualifications and integrity or that otherwise would be necessary in order to make the Nominee Information you provide not misleading in the context in which it is provided. In addition, you agree that, concurrently with your execution of this Agreement, you will execute a written consent in the form attached as Exhibit A, in which you consent to being a SAVF Nominee, consent to being named in the Proxy Materials as a SAVF Nominee and, if elected, you consent to serving as a director of TXI. You agree that you will promptly provide the Shamrock Activist Value Fund (x) any necessary updates or corrections to the Nominee Information, to the extent you become aware that any such information is incomplete or inaccurate in any respect, and (y) such additional information as the Shamrock Activist Value Fund may request in connection with your nomination or the Proxy Solicitation.

(b)      The parties acknowledge and agree that you are not an employee, agent or representative of the Shamrock Activist Value Fund; that you are independent of, and not controlled by or acting at the direction of, the Shamrock Activist Value Fund; and that, if elected, you will be acting as an independent director of TXI, on behalf of TXI and all of the stockholders of TXI, and will in no way be controlled by, report to, or act at the direction of, the Shamrock Activist Value Fund. You understand you have no authority to act as an agent of the Shamrock Activist Value Fund and agree that you will not represent that you are an agent of the Shamrock Activist Value Fund to any person.

2.          No Nomination Obligation. Notwithstanding anything in this Agreement to the contrary, you acknowledge that the Shamrock Activist Value Fund is not obligated to nominate you or any other potential SAVF Nominee for election to the Board or to commence, conduct or complete the Proxy Solicitation.

3.          Compensation. In consideration of your agreements contained herein, promptly following your execution of this letter agreement and the attached written consent, the Shamrock Activist Value Fund shall pay to you a one-time payment of fifty thousand dollars ($50,000). You shall be entitled to the full amount of this payment even if for any reason you are not nominated or elected or appointed to serve on the Board. We expect that if you are elected or appointed to the Board you would be entitled to receive the same compensation as TXI pays to the other directors of TXI for their service as directors, in accordance with TXI’s policies as from time to time in effect. Once elected to the Board (or once the Shamrock Activist Value Fund advises you it has determined not to nominate you), the Shamrock Activist Value Fund will have no obligation to provide you any compensation or reimburse you for any expenses you may incur after that date.

4.          Expenses. The Shamrock Activist Value Fund agrees from the date of this Agreement until the earliest of (a) the date you are elected to the Board (or if the election or qualification of members to the Board is contested on any grounds, the date such contest is resolved) and (b) the date the Shamrock Activist Value Fund tells you (i) it will not commence or has abandoned the Proxy Solicitation, (ii) it has determined not to nominate you as a SAVF Nominee or (iv) the requisite number of votes for your election to the Board has not been obtained, the Shamrock Activist Value Fund will (A) promptly reimburse you for all reasonable out of pocket expenses you incur in performing your responsibilities as a SAVF Nominee as set forth in paragraph 1, (B) directly pay for the reasonable fees and expenses of one independent legal counsel retained to advise all SAVF Nominees as to their respective personal disclosure and other legal obligations associated with serving as a SAVF Nominee (provided, that the aggregate amount payable by the Shamrock Activist Value Fund shall not exceed $40,000 in the aggregate or $20,000 with respect to any individual SAVF Nominee without SAVF’s prior written consent, which shall not be unreasonably withheld), and (C) directly pay the fees, costs and expenses incurred on behalf of the Shamrock Activist Value Fund in connection with the Proxy Solicitation.

5.	Indemnification.

(a)        As a material inducement to you to become a SAVF Nominee, SAVF hereby agrees to indemnify and defend you and hold you harmless from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, settlement payments, awards, costs, expenses and amounts of any type (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened to be made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other) (a “Proceeding”), arising out of or based upon your being a SAVF Nominee or a “participant in a solicitation” (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended) as a result of the Proxy Solicitation.

(b)        The indemnification obligation set forth in subparagraph (a) will not apply to the extent (i) the Losses (or any costs of defending you in a Proceeding) are otherwise paid under any directors and officers insurance policy that may separately provide coverage to you as a SAVF Nominee or (ii) such Losses arise or result from (A) your willful misconduct, or (B) any untrue statement or omission made by you or made by the Shamrock Activist Value Fund in reliance upon and in conformity with any Nominee Information furnished by you for use in the Proxy Solicitation material or another document to be made available to the public; it being understood that you are furnishing the Nominee Information expressly for use in the Proxy Solicitation materials and other filings to be made publicly available in connection with the Proxy Solicitation. We expect that if you are elected to the Board, you will be entitled to the same indemnification and advancement of expenses with respect to your service as a TXI director as TXI provides to its other directors, in accordance with TXI’s policies as in effect from time to time, and that you will be entitled to be covered by any directors and officers liability insurance policy that TXI from time to time may maintain for its directors, in accordance with TXI’s polices as in effect from time to time. After you are elected to the Board, SAVF’s indemnification obligations will be deemed (as between SAVF and TXI) secondary to any insurance or indemnification provided by TXI to its directors, and (to the extent that TXI’s director indemnification policies and insurance coverage would cover the Losses in question in the absence of this Agreement) TXI will be deemed the primary obligor with respect to any and all such Losses sustained in connection with a Proceeding which SAVF otherwise would be required to indemnify you pursuant to this paragraph 5. For avoidance of doubt, if there is a dispute as to whether TXI or SAVF is the appropriate indemnifying party with respect to any specific Losses, SAVF will provide indemnification and advancement of expenses in accordance with the terms and conditions hereof pending the resolution of such dispute.

(c)        In the event of the commencement or threatened commencement of any Proceeding in respect of which you may seek indemnification from SAVF hereunder, you will give prompt written notice thereof to SAVF; provided, however, that your failure to provide prompt notice shall not relieve SAVF of its indemnification obligations hereunder, except to the extent that SAVF is materially prejudiced as a result thereof. SAVF shall timely pay all reasonable fees and disbursements of the defense counsel selected by SAVF (which shall be a nationally recognized firm experienced in the matters subject to the Proceeding in question) in respect of such Proceeding as they become due and payable. In addition to such defense counsel, you shall have the right to retain your own separate defense counsel and participate in the defense of the Proceeding if you so desire, provided that you shall be responsible for the fees and expenses of such counsel and costs of such participation unless either (i) you and SAVF mutually agree to the retention of such counsel and SAVF agrees to pay some or all of the cost of such separate counsel, or (ii) representation of you and other SAVF Nominees by the same counsel would be inappropriate due to actual or potential differing interests between you and them.

(d)        SAVF shall not indemnify you or otherwise be liable for any settlement of any Proceeding effected by you or on your behalf without the prior written consent of SAVF. Without your prior written consent, SAVF shall not settle any Proceeding in any manner that (i) would impose any material penalty, obligation or limitation on you (other than monetary damages that will be paid by insurance or that SAVF agrees to pay), (ii) that contains any admission of wrongdoing on your part or (iii) otherwise reasonably would result in damage to your professional reputation.

(e)        Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any indemnifiable claim promptly upon your request as such expenses are incurred. The indemnification provided by this Agreement shall not be deemed exclusive of any other rights to which you may be entitled under any bylaw, other agreement, vote of stockholders or disinterested directors, or otherwise, to the extent such other rights are permitted by applicable law.

(f)        Notwithstanding anything to the contrary, if SAVF has made payments to you pursuant to the indemnification and expense reimbursement provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to SAVF. SAVF also shall be subrogated to all of your rights of recovery with respect to any matters with respect to which SAVF has made indemnification payments, and you shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable SAVF to effectively bring suit to enforce such subrogated rights. Further, no payment by or on behalf of SAVF hereunder shall affect the relative responsibilities of TXI as the primary indemnitor in respect of any specified Losses and SAVF as the secondary indemnitor in respect thereof, nor shall any payment by or on behalf of SAVF in advance of determining TXI’s and SAVF’s relative responsibilities with respect to such Losses be deemed an admission that (as between TXI and SAVF) SAVF is responsible as an indemnitor nor shall any such payment be deemed a waiver of any rights that SAVF may have to be reimbursed or repaid by TXI for any such payments.

6.        General. Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to SAVF, then to the address set forth above, attention: Dennis A. Johnson. The failure of a party to insist upon strict adherence to any term in this letter agreement shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term. If any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (a) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts or choice of laws principles; (b) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; and (c) establishes contract rights which shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors, and assigns. If any signature to this Agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

7.        Most Favored Person. If SAVF enters into any nomination agreement with any other SAVF Nominee that contains any term that is more favorable to such SAVF Nominee than this Agreement is to you, this Agreement shall be deemed to be amended automatically to incorporate such more favorable term. SAVF agrees to notify you of any such deemed amendment.

* * * * * * *

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

SHAMROCK ACTIVIST VALUE FUND, L.P.

Shamrock Activist Value Fund GP, L.L.C., its general partner

Shamrock Partners Activist Value Fund, L.L.C., its managing member

Name:	Stanley P. Gold
Title:	President

Accepted and agreed to:

Exhibit A

Form of Consent

I hereby consent to:

(a)

being nominated by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”) for election to the Board of Directors (the “Board”) of Texas Industries, Inc., a Delaware corporation (“TXI”), at the 2009 Annual Meeting of TXI Stockholders (the “2009 Annual Meeting”);

(b)

being named as a nominee in the proxy statement and related materials to be prepared by SAVF and its parallel funds, Shamrock Activist Value Fund II, L.P., a Virginia limited partnership, Shamrock Activist Value Fund III, L.P., a Delaware limited partnership, and any newly-formed parallel fund, and used in connection with soliciting proxies for the election of SAVF’s nominees to the Board at the 2009 Annual Meeting; and

(c)	serving as a director of TXI if elected.

Name:

Dated: June , 2009